UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2005.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   September 7, 2005                  /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                          AMERA RESOURCES CORPORATION
                            (A Grosso Group Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.amera resources.com E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frnakfurt Stock Exchange: OAY

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NEWS RELEASE                                                   SEPTEMBER 7, 2005


    AMERA DISCOVERS ADDITIONAL HIGH GRADE GOLD ON CRUZ DE MAYO PROPERTY, PERU

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to provide an update on surface rock sampling for its 3,000 hectare road-accessible Cruz de Mayo gold-copper project in southern Cuzco Department, Peru. The property is located in a mining district known for both epithermal gold and porphyry copper deposits. The high-profile Liam epithermal gold project of Newmont Peru Limited/Southwestern Resources Corp. is located 50km to the southwest while BHP Billiton's Tintaya copper-gold-silver deposit is located 60km to the southeast. Amera is the first company to systematically use modern exploration techniques on this project.

FATIMA GOLD TARGET

Fatima is a bulk tonnage target with potential for bonanza-grade veins as it comprises multiple higher-grade gold bearing shears and veins enveloped by lower-grade material. The zone occurs in a northwesterly-oriented trend of alteration and veining which is at least 1.2 kilometres in length and up to 600 metres wide. Within this target area, historical mining activity is evident in a series of trenches and dams that were used in a placer operation to wash gold from the bedrock. The structures are strongly oxidized at surface and all sulphide minerals have been leached. Results reported in the table below were collected within an area measuring 550m by 450m (see Map 1).

                      TABLE 1: FATIMA ZONE SAMPLE RESULTS

   ZONE         SAMPLE TYPE         SAMPLE          TRENCH [T]     AU         AG         PB       CU
                                      [m]           PANEL [P]     [g/t]      [g/t]       [%]      [%]

Fatima Zone         Chip*             1.0             FZ-T1       14.35      43.9       0.20     0.05
Fatima Zone         Chip              0.5             FZ-T2        8.36      12.1       0.02     0.06
Fatima Zone         Chip              8.5             FZ-T3        2.90      11.7       0.09     0.08
  including                           0.2                         24.80     143.0       0.08     0.52
  including                           3.6                          4.69      17.3       0.05     0.14
Fatima Zone         Chip              8.0             FZ-T4        0.91      25.6       0.54     0.07
Fatima Zone         Chip              6.0             FZ-T5        0.42      20.0       0.26     0.02
Fatima Zone         Chip             10.0             FZ-T6        0.35       1.4       0.03     0.04
Fatima Zone         Chip             14.0             FZ-T7        0.29       2.8       0.13     0.03
Fatima Zone         Chip              9.0             FZ-T8        0.17       9.5       0.42     0.15
Fatima Zone         Chip              7.0             FZ-T9        0.14       1.3       0.11     0.02
Fatima Zone         Panel         10.0 x 20.0m        FZ-P1        1.86      14.0       0.02     0.05
Fatima Zone         Panel         10.0 x 20.0m        FZ-P2        0.43       8.0       0.01     0.09
Fatima Zone     Composite grab    1 m composite       FZ-G1        5.19      18.5       0.19     0.21
                                      grab

 * PREVIOUSLY RELEASED

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NEWS RELEASE                                                   SEPTEMBER 7, 2005
AMERA RESOURCES CORPORATION                                               PAGE 2
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CENTRAL ZONE PORPHYRY COPPER-GOLD TARGET

The Central Zone bulk-tonnage porphyry Cu-Au target is located in the south-central part of the property. Malachite-stained copper-bearing sandstone has been mapped over an area of approximately 300 metres by 700 metres. Several gold-bearing shears which cut the copper-bearing sandstone were historically mined for gold in this area. Sample results reported below were collected from outcrops and historical trenches within a surface area measuring 300m by 500m (See Map 1).

                      TABLE 2: CENTRAL ZONE SAMPLE RESULTS

ZONE           SAMPLE TYPE        SAMPLE            TRENCH [T]     AU        CU
                                   [m]               PANEL [P]    [g/t]      [%]

Central Zone        Chip            23.0m            CZ-T1        0.07      0.28
Central Zone       Panel          5.0 x 5.0m         CZ-P1        2.87      0.02
Central Zone       Panel          5.0 x 5.0m         CZ-P2        0.01      1.81
Central Zone       Panel         10.0 x 10.0m        CZ-P3        0.32      0.12
Central Zone       Panel          1.0 x 3.0m         CZ-P4        0.51      0.10
Central Zone   Composite grab     over 5.0m          CZ-G1        0.77      0.15
Central Zone   Composite grab     over 5.0m          CZ-G2        0.39      0.15
Central Zone   Composite grab     over 5.0m          CZ-G3        0.59      0.22
Central Zone   Composite grab     over 5.0m          CZ-G4        0.78      0.12

Preparations are underway to carry out soil auger geochemical surveys over the areas of the Fatima and Central zones to identify extensions and buried anomalous areas for trenching and subsequent drill testing. Simultaneously a program of detailed geological and structural mapping and further rock sampling will be carried out over the mineralized zones to delineate controls to mineralization. As well a systematic evaluation of the unexplored southwest and northern part of the property will be carried out.

Analyses for the samples reported herein were performed by ALS Chemex Laboratories, an internationally recognized assay service provider, in Lima, Peru and North Vancouver, Canada. Work reported on in this released was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. The technical information contained in this release has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO


For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
INFO@AMERARESOURCES.COM, or visit the Company's web site at HTTP://WWW.AMERARESOURCES.COM. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                       2005 NUMBER 18

NEWS RELEASE                                                   SEPTEMBER 7, 2005
AMERA RESOURCES CORPORATION                                               PAGE 3
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          MAP 1: CRUZ DE MAYO AU-CU PROJECT, DEPARTMENT OF CUZCO, PERU

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                         PLEASE VIEW OMITTED GRAPHIC AT:
                             www:ameraresources.com

Omitted Graphic is a map of the Cruz de Mayo Property showing the location of the Fatima Zone, the Skarn Zone and the Central Zone. Also shows the Target Area, Trench, Claim Boundary and Rive



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